FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February, 2006

Commission File Number : 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated February 13, 2006, relating to: Lafarge Full Year 2005 Sales - BALO

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext : LG, NYSE: LR	Paris, February 13, 2006

2005 FULL YEAR SALES

PUBLISHED IN THE BULLETIN DES ANNONCES LÉGALES OBLIGATOIRES

Lafarge 2005 full year results will be presented on February 23, 2006.

Consolidated sales in K€	2005	2004
Cement
First quarter	1 418 618	1 390 004
Second quarter	2 063 686	1 884 625
Third quarter	2 151 259	1 899 237
Fourth quarter	1 961 198	1 636 318

Total	7 594 761	6 810 184

Aggregates & Concrete
First quarter	907 671	854 445
Second quarter	1 421 138	1 242 825
Third quarter	1 591 561	1 417 334
Fourth quarter	1 457 108	1 232 314

Total	5 377 478	4 746 918

Roofing
First quarter	268 000	288 849
Second quarter	413 256	422 592
Third quarter	426 425	411 781
Fourth quarter	406 576	369 384

Total	1 514 257	1 492 606

Gypsum
First quarter	344 476	331 527
Second quarter	372 202	344 746
Third quarter	364 606	333 202
Fourth quarter	381 019	330 030

Total	1 462 303	1 339 505

Specialty Products
First quarter	0	12 173
Second quarter	0	12 730
Third quarter	0	9 934
Fourth quarter	0	-6 538

Total	0	28 299

Other
First quarter	6 702	4 238
Second quarter	4 639	5 610
Third quarter	5 117	4 019
Fourth quarter	4 170	4 123

Total	20 628	17 990

First quarter	2 945 467	2 881 236
Second quarter	4 274 921	3 913 128
Third quarter	4 538 968	4 075 507
Fourth quarter	4 210 071	3 565 631

Total end of december	15 969 427	14 435 502

www.journal-officiel.gouv.fr.

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Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 80,000 people in 75 countries and posted sales of €16 billion in 2005. Additional information is available on the web site at www.lafarge.com.

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier:	33-1 44-34-92-32	Yvon Brind’Amour:	33-1 44-34-11-26
stephanie.tessier@lafarge.com		yvon.brindamour@lafarge.com

Louisa Pearce-Smith:	33-1 44-34-18-18	Danièle Daouphars:	33-1 44-34-11-51
louisa.pearce-smith@lafarge.com		daniele.daouphars@lafarge.com

Lucy Wadge :	33-1 44-34-19-47
lucy.wadge@lafarge.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 13, 2006	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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